UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

RELATED PARTY AGREEMENTS

ITEM	RELATED PARTY AGREEMENT AGREEMENT TERMS AND CONDITIONS	RELATION WITH THE COMPANY	ORIGINAL AMOUNT			TERMINATION CONDITIONS	OUTSTANDING AMOUNT
			R$ THOUSAND/US$ THOUSAND	DATE	MATURITY DATE		R$ THOUSAND	DATE
01	Banco Santander, S.A. – (Spain) Loans and advances to credit institutions – deposit of availabilities outside of Brazil (overnight transaction) – Interest of 0.21% per year.	Controlling Shareholder	US$ 1,178,000	September 27,2010	September 28,2010	Upon maturity	R$ 2,014,380	September 27, 2010
02	Banco Santander, S.A. – Espanha
Loans and advances to credit institutions
- Finantial Funding via international
pass-through operations addressed to
investments on commercial transactions
with the Company’s clients.
Interest between 0.40% and 6.35% plus
	foreign exchange variation	Controlling Shareholder	N.A.	Variable	November 22, 2010	Upon maturity	R$ 2,846,443	August 31, 2010

ITEM	RELATED PARTY AGREEMENT AGREEMENT TERMS AND CONDITIONS	RELATION WITH THE COMPANY	ORIGINAL AMOUNT			TERMINATION CONDITIONS	OUTSTANDING AMOUNT
			R$ THOUSAND/US$ THOUSAND	DATE	MATURITY DATE		R$ THOUSAND	DATE
03	Banco Madesant – Sociedade Unipessoal S.A. - Funchal/Portugal Loans and advances to credit institutions - Time Deposits Interest 1.19563% e 1.76375%	Controlling Shareholders’ affiliates	US$ 1,300,000	March 26, 2010 and May 25, 2010	November 22, 2010 and February 28, 2011	Upon maturity	R$ 2,241,469	September 27, 2010
04	Banco Santander, S.A. – Espanha Loans and advances to credit institutions - Time Deposits Interest 1.19563% (Libor 6 m + 50 bps).	Controlling Shareholder	US$ 800,000	May 25, 2010	November 22, 2010	Upon maturity	R$ 1,369,272	September 27, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 28, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer